UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 5

Under the Securities Exchange Act of 1934

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

639048 10 7

(CUSIP Number)

Gary Grieco

2856 La Casita Ave.

Las Vegas, Nevada 89120

(702) 435-4268

(Name, Address and Telephone Number of Person Authorized to

Received Notices and Communications)

July 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAME OF REPORTING PERSON:         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Gary Grieco

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions):     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

   2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.

NUMBER OF	(7)	SOLE VOTING POWER	1,239,000
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER	4,285,915*
OWNED BY
EACH REPORTING	(9)	SOLE DISPOSITIVE POWER	1,239,000
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER	4,285,915*

* The shares include: 3,046,915 shares held by 3GC Ltd. Gary Grieco is Presdent of 3GC Ltd.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,285,915

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     (See Instructions [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.8%

14 TYPE OF REPORTING PERSON (See Instructions)

(IN) INDIVIDUAL

1 NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

3GC Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions):     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

   2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION     Nevada

NUMBER OF	(7)	SOLE VOTING POWER	3,046,915
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER	0
OWNED BY
EACH REPORTING	(9)	SOLE DISPOSITIVE POWER	3,046,915
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER	0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,046,915

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     (See Instructions [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%

14 TYPE OF REPORTING PERSON (See Instructions)

(CO) CORPORATION

EXPLANATORY STATEMENT

        This filing (the "Filing") is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D/A filed by Gary Grieco and 3GC Ltd. ("3GC"), the "Reporting Person" with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Integrated Environmental Technologies,Ltd., a Delaware corporation (the "Issuer") or ("IET"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

        This statement relates to Common Stock of the Issuer. The principal executive office of the Issuer is located at 4235 Commerce St., Little River, SC 29566.

ITEM 2. IDENTITY AND BACKGROUND

    (a) Names of Persons Filing:

            Gary Grieco

            3GC Ltd.

    (b) Address for Each Person Filing:

            The address for each of the reporting persons and entities is:

            2856 La Casita Ave., Las Vegas, Nevada 89120.

    (c) Principal Business or Occupation of Each Reporting Person:

            3GC Ltd. is a business consulting firm and Mr. Grieco is the President of 3GC Ltd.

    (d) Neither Mr. Grieco nor 3GC Ltd. have been convicted in a criminal proceeding during the last five years.

    (e) Neither Mr. Grieco nor 3GC Ltd., during the last five years, were a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Gary Grieco

        From January 17, 2002 through September 5, 2003, Mr. Grieco acquired beneficial ownership of 246,500 shares of Common Stock directly from the Issuer.

        On September 22, 2003, Mr. Grieco acquired beneficial ownership of 850,000 shares of Common Stock by purchasing shares at $0.10 per share directly from the Issuer.

        On December 15, 2003, Mr. Grieco acquired beneficial ownership of 20,000 shares of Common Stock by purchasing shares at $0.10 per share in an open market purchase on the OTC:BB.

        On January 10, 2004, Mr. Grieco acquired beneficial ownership of 100,000 shares of Common Stock by purchasing shares at $0.10 per share directly from the Issuer.

        On February 27, 2004, Mr. Grieco acquired beneficial ownership of 7,500 shares of Common Stock in two separate transactions by purchasing 5,000 shares at $0.47 per share and 2,500 shares at $0.45 per share in open market purchases on the OTC:BB.

        On March 6, 2004, Mr. Grieco acquired beneficial ownership of 15,000 shares of Common Stock in two separate transactions by purchasing 10,000 shares at $0.50 per share and 5,000 shares at $0.50 per share in open market purchases on the OTC:BB.

3GC Ltd.

        From January 17, 2002 through August 26, 2003, 3GC acquired beneficial ownership of 148,363 shares of Common Stock directly from the Issuer.

        On August 27, 2003, 3GC acquired beneficial ownership of 2,556,052 shares of Common Stock of the Issuer through an Equity-for-Debt Exchange Agreement. Pursuant to the agreement, the Issuer exchanged $255,605.14 of notes payable to 3GC for 2,566,052 shares of common stock of the Issuer.

        On September 5, 2003, 3GC acquired beneficial ownership of 250,000 shares of Common Stock by purchasing shares at $0.10 per share directly from the Issuer.

        On September 30, 2003, 3GC acquired beneficial ownership of 12,000 shares of Common Stock by purchasing shares at $0.1481 per share in an open market purchase on the OTC:BB.

        On November 18, 2003, 3GC acquired beneficial ownership of 12,000 shares of Common Stock by purchasing shares at $0.10 per share in an open market purchase on the OTC:BB.

        On December 13, 2003, 3GC acquired beneficial ownership of 10,000 shares of Common Stock by purchasing shares at $0.10 per share in an open market purchase on the OTC:BB.

        On April 14, 2004, 3GC acquired beneficial ownership of 10,000 shares of Common Stock by purchasing shares at $0.60 per share in an open market purchase on the OTC:BB.

        On May 6, 2004, 3GC acquired beneficial ownership of 9,500 shares of Common Stock by purchasing shares at $0.38 per share in an open market purchase on the OTC:BB.

        On June 17, 2004, 3GC acquired beneficial ownership of 18,500 shares of Common Stock by purchasing shares at $0.29 per share in an open market purchase on the OTC:BB.

        On June 20, 2004, 3GC acquired beneficial ownership of 7,000 shares of Common Stock by purchasing shares at $0.24 per share in an open market purchase on the OTC:BB.

        On June 30, 2004, 3GC acquired beneficial ownership of 10,000 shares of Common Stock by purchasing shares at $0.22 per share in an open market purchase on the OTC:BB.

        On July 20, 2004, 3GC acquired beneficial ownership of 3,500 shares of Common Stock by purchasing shares at $0.33 per share in an open market purchase on the OTC:BB.

ITEM 4. PURPOSE OF TRANSACTION

        Mr. Grieco and 3GC hold the Shares as reported herein for the purpose of investment.

        Except as set forth in this Item 4, Mr. Grieco and 3GC have no present plans or proposals to acquire additional securities of the Issuer. However, Mr. Grieco and 3GC reserve the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Issuer's Securities. Upon a material change in the beneficial ownership of Mr. Grieco and 3GC, Mr. Grieco and 3GC will amend this Schedule 13D.

        Other than as described above, Mr. Grieco and 3GC have no present plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D:

            (a) the acquisition by an unaffiliated person of securities of the Issuer, or the disposition of securities of the issuer;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

            (c) a sale or transfer of a material amount of assets of the Issuer;

            (d) a change in the present board of directors of the Issuer as a result of a merger or acquisition transaction;

            (e) a material change in the present capitalization or dividend policy of the Issuer;

            (f) a material change in the Issuer's business or corporate structure based on the completion of a merger or acquisition;

            (g) changes in the Issuer's charter or bylaws as a result of a merger or acquisition, which may impede the acquisition of control of the Issuer by any person;

            (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) an action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) Mr. Grieco beneficially owns 4,285,915 shares of the Issuer's common stock. 3,046,915 of the 4,285,915 shares are held by 3GC Ltd. The 4,285,915 shares represent 24.8% of the Issuer's common stock based on the outstanding shares on June 30, 2004.

            3GC beneficially owns 3,046,915 shares of the Issuer's common stock. The 3,046,915 represents 17.6% of the Issuer's common stock based on the outstanding shares on June 30, 2003.

            (b) Gary Grieco

                (i) Sole Power to Vote or Direct Vote:

                    1,239,000 shares of Common Stock

                (ii) Shared Power to Vote of Direct the Vote:

                    4,285,915 shares of Common Stock

                (iii) Sole Power to Dispose or Direct Disposition:

                    1,239,000 shares of Common Stock

                (iv) Shared Power to Dispose or Direct the Disposition:

                    4,285,915 shares of Common Stock

                3GC Ltd.

                (i) Sole Power to Vote or Direct the Vote:

                    3,046,915 shares of Common Stock

                (ii) Shared Power to Vote or Direct the Vote:

                    0 shares

                (iii) Sole Power to Dispose or Direct the Disposition:

                    3,046,915 shares of Common Stock

                (iv) Shared Power to Dispose or Direct the Disposition:

                    0 shares

            (c) On January 10, 2004, Mr. Grieco purchased 100,000 shares of Common Stock directly from the Issuer for a total purchase price of $10,000, all of which was paid in cash.

            On April 14, 2004, 3GC purchased 10,000 shares of Common Stock in an open market purchase on the OTC:BB for a total purchase price of $6,000, all of which was paid in cash.

            On May 6, 2004, 3GC purchased 9,500 shares of Common Stock in an open market purchase on the OTC:BB for a total purchase price of $3,610, all of which was paid in cash.

            On June 17, 2004, 3GC purchased 18,500 shares of Common Stock in an open market purchase on the OTC:BB for a total purchase price of $5,365, all of which was paid in cash.

            On June 20, 2004, 3GC purchased 7,000 shares of Common Stock in an open market purchase on the OTC:BB for a total purchase price of $1,680, all of which was paid in cash.

            On June 30, 2004, 3GC purchased 10,000 shares of Common Stock in an open market purchase on the OTC:BB for a total purchase price of $2,200, all of which was paid in cash.

            On July 20, 2004, 3GC purchased 3,500 shares of Common Stock in an open market purchase on the OTC:BB for a total purchase price of $1,155, all of which was paid in cash.

            (d) Not Applicable

            (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as described above, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer between Mr. Grieco and the Issuer and/or 3GC and the Issuer.

ITEM 7. EXHIBITS

N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2004	Gary Grieco
By: /S/Gary Grieco
Gary Grieco

3GC Ltd.
By: /S/Gary Grieco
Gary Grieco

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Integrated Environmental Technologies, Ltd. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

        In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 20th day of September 2004.

Gary Grieco

By: /S/Gary Grieco

      Gary Grieco

3GC Ltd.

By: /S/Gary Grieco

      Gary Grieco